Filed by Conexant Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: GlobespanVirata, Inc.
Commission File Number: 000-26401-73

     Conexant Systems, Inc. and GlobespanVirata, Inc. intend to file with the SEC a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and securityholders of Conexant and GlobespanVirata are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain other information about Conexant, GlobespanVirata and the proposed transaction. Investors and securityholders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/ prospectus when it becomes available may also be obtained from Conexant Investor Relations at 4000 MacArthur Boulevard, Newport Beach, California 92660 and from GlobespanVirata at 100 Schulz Drive, Red Bank, New Jersey 07701.

     Conexant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Conexant stockholders with respect to the proposed transaction. Information about the directors and executive officers of Conexant and their ownership of Conexant shares is set forth in the proxy statement for Conexant’s 2003 Annual Meeting of Shareowners. A free copy of this document may be obtained by contacting the SEC or Conexant as indicated above. Investors and securityholders may obtain additional information regarding the interests of such directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

INVESTORS’ PRESENTATION

Creating a Market and Technology Leader for the Broadband Digital Home

This presentation contains statements relating to future results (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the uncertainties of litigation; and, in the case of GlobespanVirata, the integration of its Wireless Networking Products Group, as well as other risks and uncertainties, including those detailed from time to time in our respective SEC filings. Such risks also include costs related to the proposed merger; failure to obtain the required approvals of our respective stockholders; risks that the closing of the transaction is substantially delayed or that the transaction does not close; and the risk that our respective businesses will not be integrated successfully. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Safe Harbor Statement

Consideration Identity Key Conditions Timeline Financial Impact Transaction Summary Overview All stock transaction 1.198 Conexant shares for every GlobespanVirata share GlobespanVirata shareholder pro forma ownership in combined entity of approximately 37.25% Target closing during quarter ending March, 2004 Accretive to Conexant's earnings within 6 to 9 months from the close Combined company to be called "Conexant Systems, Inc." Will continue to trade on the NASDAQ National Market under the ticker "CNXT" Conexant and GlobespanVirata shareholder approval Regulatory approval and other customary conditions

Statistics Leadership Board of Directors Key Locations Transaction Summary Overview Pro forma revenue run rate of approximately $1.2 billion Combined market capitalization of approximately $2.8 billion Approximately 2,400 people worldwide Chairman: Dwight Decker Chief Executive Officer: Armando Geday President: Matt Rhodes 7 members from Conexant, including Dwight Decker 5 members from GlobespanVirata, including Armando Geday Headquartered in Red Bank, NJ Newport Beach, CA San Diego, CA Palm Bay, FL

Markets Financial Technology Team Strategic Transaction Rationale Strongest overall market positions for the broadband digital home Leader in DSL, Wireless LAN and Universal Access Top 2 position in broadband media capability Strongest overall technology for the broadband digital home Leadership communications systems portfolio (DSL, wireless, networking) Complete media processing portfolio (digital voice, audio, video) Strong financial synergies and significant economies of scale Earnings accretive within 6 to 9 months Expect to achieve 15% operating margin by end of CY04 Accelerate key roadmaps through redeployment of technical resources Engineering and technical marketing staff of 1,600 people

Driving the Broadband Digital Home Our Market Opportunity

2002 2003 2004 2005 2006 2007 UA 770 697 631 581 553 525.35 Video 920 1200 1500 1660 2010 2500 BA 1200 1400 1500 1680 1800 1900 STB 850 1082 1140 1260 1455 1700 Wireless 450 600 840 1030 1080 1120 CAGR (2002-2007) Universal Access Video PCs Video Cameras DVD Recorders Digital TVs Broadband Access xDSL Subscriber xDSL Central Office Cable Subscriber Set-Top Box Satellite Cable Terrestrial Wireless LAN Client Access Point -7% 22% 10% 15% 20% Large Markets With Strong Growth Forecasts $4.2B $5.0B $5.8B $6.4B $7.2B $8.1B Our Target Market Outlook 18% 2002 2003 2004 2005 2006 2007 Source: Cahners InStat, Dataquest, IDC and internal Conexant estimate

Portfolio Breadth is the Key



Satellite Receiver w/DVD-RW & WLAN

MPEG Codec
Digital Tuner
Satellite Demodulator
802.11 a/b/g BB/MAC/RF
DVD Navigator
Analog Modem
Network Processor



Networked Digital Television

HomePlug AV
802.11 a/b/g BB/MAC/RF
Video Codec
Analog Modem
Network Processor



Integrated DSL Modem & WLAN Router

xDSL Subscriber
802.11 a/b/g BB/MAC/RF
Ethernet
Network Processor
Voice



Connected Projector/Media Adaptor

MPEG/JPEG Decoder
802.11 a/b/g BB/MAC/RF
Network Processor
Video Encoder



Windows Media Center PC

MPEG Codec
Video Codec
802.11 a/b/g BB/MAC/RF
Analog Modem



Integrated Access Data and Media Server

MPEG Decoder
802.11 a/b/g/e BB/MAC/RF
HomePlug AV
ADSL2+/VDSL Central Office

Winning Requires a Complete Portfolio of Critical Technologies

03-0933 8

ADSL VDSL Cable Modem Wireless (2.5/3G) 802.11 a/b/g BB/MAC 802.11 RF Ethernet Bluetooth Powerline Analog Modem Video Codec MPEG-2 Codec Digital Tuner Demodulator SD MPEG-2 Codec LCD Control Audio Codec Advanced Video Codecs PC DTV DVD-R Audio STB Display Current Conexant Portfolio Capability Gap Media Applications Local Distribution DVD Navigator 802.16 Our Combined Portfolio ADSL2/2+ Voice Codec Telephony Application VOP Network Processor Broadband Access xDSL CO Current GlobespanVirata Portfolio

New Conexant Conexant GlobespanVirata DSL CPE DSL CO Network Processor Satellite STB Cable CPE Cable STB WLAN Voice Video Our Complementary Capabilities Leadership Capability Solid Capability Limited Capability

Broadcom TI ST Micro Analog Devices Infineon Intel DSL CPE DSL CO Network Processor Satellite STB Cable CPE Cable STB WLAN Voice Video Our Relative Position New Conexant Leadership Capability Solid Capability Limited Capability

Our Business Framework
Dial-Up Access DSL Broadband Access
Broadband Media Wireless LAN 03-0933 12

Dial-Up Access Key Customers Key Products The Clear Narrowband Access Leader Provides Stable, Highly Profitable Foundation and Generates Solid Cash Flow Host-Controlled Modems Controller-Based Modems PC Soft Modems Fax Controllers/Engines 2001 2003E GSPN 0 0 CNXT 250 310 2003 2004 2005 2006 2007 2008 Narrowband 136.9 144.6 152.3 162.2 169.1 178 Dial-Up Internet Access Unit Shipments (M units) 2001-2003 CAGR 11% Source: IDC and internal Conexant estimate

DSL Broadband Access DSL Subscriber Unit Shipments Key Customers Key Products xDSP Broadband Access Revenue A Leader in the fastest Growing Worldwide Broadband Access Technology

Wireless LAN WLAN Market Unit TAM (M) 200 Embedded upside Embedded Access Point 150 Desktop PC Mobile PC Aftermarket NIC 100
50 Wireless LAN Revenue ($M) 0 2003 2004 2005 2006 2007 2008 $200 $180 Source: IDC and internal $160 $140 $120 Key Customers GSPN $100 CNXT $80 $60 $40 $20 $0 20012003E A Leader in this High Growth Mobile Networking Technology 03-093315

Broadband Media Processing Media Processing Units Shipments (M units) 2003 2004 2005 2006 2007 2008 STB 39.87 44.88 50.78 56.39 64.2846 73.284444 DVD-R 8.4 15 25 44 57.2 74.36 DTV 3.1 6 11 18 30 48 Set-Top Box Tuner/Demodulator Chipsets Set-Top Decoder and Application Processor Chipsets Single-Chip Set-Top Box System MPEG Compression/Decompression Engine Video Signal Encoders and Decoders An Emerging Leader in High Growth Segments of the Digital Home Key Customers Key Products Source: IDC and CIBC 2001 2003E CNXT STB Systems 70 110 CNXT Video Components 85 65 2001-2003 STB CAGR 25%

Financials

The New Conexant Combines Two Similarly Profitable Growth Companies Revenue Gross Margin R&D SG&A Operating Profit $165M 44% = $72M 25% = $41M 14% = $24M 4% = $7M Based on September Quarter 2003 Results $99M 45% = $45M 27% = $27M 11% = $11M 7% = $7M $264M 44% = $117M 26% = $68M 13% = $35M 5% = $14M Current Financial Performance

Synergy Opportunities
l Revenue Cross-Selling –Benefit of Broader –End-to-End Media
l Gross Margin Synergies –Foundry Purchasing –Single Opera
l R&D Synergies –Consolidation –Redeployment
l G&A Synergies –Consolidation –Single Public Company Costs –Economies of
Gross Margin Improvements of $25 Million and at Least $25 million in Operating Expense Savings 03-093319

Our Combined Target Operating Model
Q4 CY03 Guidance*
Revenue$303M
Gross $130M Margin Operating $107M Expenses Operating $23M Profit
•Guidance summedTarget Model Achieved with at midpoint
03-0933 20

November December January February March 3 10 17 24 1 8 15 22 29 Announce Merger Commence Roadshow File Form S-4 / Proxy Statement with SEC Close Merger GlobespanVirata and Conexant Shareholder Meetings SEC Filings Declared Effective 5 12 19 26 2 9 16 23 1 8 15 22 29 GlobespanVirata Stock converted to Conexant Stock Our Transaction Timeline

Addressing the Industry's Fastest Growing Markets Broadband Access, Wireless LAN and Digital Media Processing The Industry's Broadest and Most Complete Technology Portfolio Proven Partnerships with the Critical Customers in Our Target Markets Strong Forecasted Earnings Growth Accelerated by Scale and Synergy Proven Management Team for Our Highly Competitive Markets Our Investment Thesis Creating a Market and Technology Leader for the Broadband Digital Home